

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 22, 2017

Via E-Mail
Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

Re: **Travelzoo Inc.**
Form 10-K for the Fiscal Year Ended December 12, 2016
Filed March 15, 2017
File No. 0-50171

Dear Mr. Ceremony:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. The fly.com website, which you owned until March 30, 2017 listed flights to Khartoum, Sudan. We note also that some of the airlines you identify on pages 3 as airlines that use your services fly to Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, advertisers, or other direct or indirect arrangements. You should describe any services or products you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
     Assistant Director